

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

Colin Bell
Chief Executive Officer
HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

> **Re: HSBC Bank Plc**
> **Registration Statement on Form 20-F**
> **Filed May 27, 2022**
> **File No. 000-56449**

Dear Mr. Bell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: David Gottlieb, Esq.